
                                                                  EXHIBIT 12 (B)

                            PUBLIC SERVICE ELECTRIC AND GAS COMPANY

                      COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                          PLUS PREFERRED STOCK DIVIDEND REQUIREMENTS

                                                      Years Ended December 31,
                                        ---------   ---------   ---------  ----------  ---------
                                          1993        1994        1995       1996        1997
                                        ---------   ---------   ---------  ----------  ---------
                                                (Millions of Dollars, where applicable)
Earnings as Defined in Regulation S-K (A):
Net Income                                  $615        $659        $617        $535       $528
Federal Income Taxes (B)                     307         302         326         268        286
Fixed Charges                                401         408         419         438        450
                                        ---------   ---------   ---------  ----------  ---------
Earnings                                  $1,323      $1,369      $1,362      $1,241     $1,264
                                        =========   =========   =========  ==========  =========

Fixed Charges as Defined in Regulation S-K (C):


Total Interest Expense                      $390        $396        $407        $399       $395
Interest Factor in Rentals                    11          12          12          11         11
Subsidiaries' Preferred Securities
Dividend Requirements                         --          --          --          28         44
Preferred Stock Dividends                     38          42          49          23         12
Adjustment to Preferred Stock
Dividends to state on a pre-income
  tax basis                                   19          19          24          12          6
                                        ---------   ---------   ---------  ----------  ---------
Total Fixed Charges                         $458        $469        $492        $473       $468
                                        =========   =========   =========  ==========  =========

Ratio of Earnings to Fixed Charges          2.89        2.92        2.77        2.62       2.70
                                        =========   =========   =========  ==========  =========

Notes:

(A) The term "earnings" shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and (b) the actual amount of any preferred stock dividend requirements of majority-owned subsidiaries which were included in such fixed charges amount but not deducted in the determination of pretax income.

(B) Includes State income taxes and Federal income taxes for other income.

(C) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries and preferred stock dividends, increased to reflect the pre-tax earnings requirement for Public Service Electric and Gas Company.

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